October 6, 2005


By facsimile to (610) 594-3013 and U.S. Mail


John R. Gailey III, Esq.
Vice President, General Counsel and Secretary
West Pharmaceutical Services, Inc.
101 Gordon Drive
Lionville, PA 19341

Re:	West Pharmaceutical Services, Inc.
	Registration Statement on Form S-3
	Filed September 20, 2005
File No. 333-128438

Dear Mr. Gailey:

	We reviewed the registration statement only for the legality opinion filed as exhibit 5(a) and have the comments below. No further review of the registration statement has been or will be made.

	We urge all persons by statute responsible for the registration statement`s adequacy and accuracy to make certain that all information required under the Securities Act has been included.
We
remind you to consider applicable requirements for the preliminary prospectus` distribution.

	Where indicated, we think that you should revise the document in response to the comments. If you disagree, we will consider your explanation why a comment is inapplicable or a revision is unnecessary. Be as detailed as necessary in your explanation.

	Our review`s purpose is to assist you in your compliance with applicable disclosure requirements and to enhance the overall disclosure in your document. We look forward to working with you to achieve these objectives. We welcome any questions that you may have about the comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

1. We are not making any determination whether the disclosure, including, for example, cautionary language or the disclosure`s placement, satisfies the sections` requirements if the registration statement states that it:

* Includes forward-looking statements within the meaning of section
27A of the Securities Act and section 21E of the Exchange Act.

* Otherwise makes reference to those provisions.

* Makes reference to the Private Securities Litigation Reform Act of
1995 generally.

Exhibit 5(a)

2. Item 601(b)(5)(i) of Regulation S-K requires an opinion of counsel on the legality of the securities being registered to indicate whether the securities will, when sold in the registered offering, be legally issued, fully paid, and non-assessable. Thus, revise the opinion`s third paragraph to comply with the item`s requirement.

Closing

	File an amendment to the S-3 in response to the comments. To expedite our review, West Pharmaceutical Services, Inc. may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If West Pharmaceutical Services, Inc. thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since West Pharmaceutical Services, Inc. and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If West Pharmaceutical Services, Inc. requests acceleration of the registration statement`s effectiveness, West Pharmaceutical
Services, Inc. should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve West Pharmaceutical Services, Inc. from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* West Pharmaceutical Services, Inc. may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that West Pharmaceutical Services, Inc. provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Thomas A. Kennedy, Esq.
	Pepper Hamilton LLP
	400 Berwyn Park
	899 Cassatt Road
	Berwyn, PA 19312



John R. Gailey III, Esq.
October 6, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE